SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ________________________

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13D-1(A) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 2)*

                                  E-Loan, Inc.
________________________________________________________________________________
                                (Name of Issuer)

                         Common Stock ($0.001 par value)
________________________________________________________________________________
                         (Title of Class of Securities)

                                   26861P 10 7
________________________________________________________________________________
                                 (CUSIP Number)

                              Christopher V. Dodds
              Executive Vice President and Chief Financial Officer
                         THE CHARLES SCHWAB CORPORATION
                                120 Kearny Street
                             San Francisco, CA 94108
                                 (415) 627-7000
________________________________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 11, 2002
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ X ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.
                         (Continued on following pages)
                               (Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

____________________________________                       _____________________
CUSIP NO.      26861P 10 7                  13D            PAGE   2 OF 6   PAGES
____________________________________                       _____________________

________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The Charles Schwab Corporation
________________________________________________________________________________
    2      CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*
           WC
________________________________________________________________________________
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d)or 2(e)                                            |_|
________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware, USA
________________________________________________________________________________
                              7     SOLE VOTING POWER   0

        NUMBER OF          _____________________________________________________
         SHARES               8     SHARED VOTING POWER  14,410,147
      BENEFICIALLY
        OWNED BY           _____________________________________________________
          EACH                9     SOLE DISPOSITIVE POWER  0
        REPORTING          _____________________________________________________
         PERSON              10     SHARED DISPOSITIVE POWER  14,410,147
          WITH
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           14,410,147
________________________________________________________________________________
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

             Not applicable
________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             21.54%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON*

             HC
________________________________________________________________________________

____________________________________                       _____________________
CUSIP NO.      26861P 10 7                  13D            PAGE   3 OF 6   PAGES
____________________________________                       _____________________

________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Charles Schwab & Co., Inc.
________________________________________________________________________________
    2      CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*
           WC
________________________________________________________________________________
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                           [X]
________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware, USA
________________________________________________________________________________
                              7     SOLE VOTING POWER   0

        NUMBER OF          _____________________________________________________
         SHARES               8     SHARED VOTING POWER  14,410,147
      BENEFICIALLY
        OWNED BY           _____________________________________________________
          EACH                9     SOLE DISPOSITIVE POWER  0
        REPORTING          _____________________________________________________
         PERSON              10     SHARED DISPOSITIVE POWER  14,410,147
          WITH
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           14,410,147
________________________________________________________________________________
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

             Not applicable
________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             21.54%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON*

             BD
________________________________________________________________________________

                                                           _____________________
                                                           PAGE   4 OF 6   PAGES
                                                           _____________________

                         SCHEDULE 13D (AMENDMENT NO. 2)

              This Amendment No. 2 amends and supplements the Statement on
              Schedule 13D filed by The Charles Schwab Corporation ("TCSC") and Charles Schwab & Co., Inc. ("CS&Co") on March 6, 2002 (the "Schedule 13D") relating to the common stock, par value $0.001 per share ("Common Stock") of E-Loan, Inc., a Delaware corporation ("E-Loan") and Amendment No. 1 to the Schedule 13D filed on April 17, 2002. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              The response to Item 3 of Schedule 13D, as amended by Amendment 1, is amended to add the following:

              As of September 12, 2002, TCSC has disposed of 862,500 shares of E-Loan's Common Stock.

ITEM 4.       PURPOSE OF TRANSACTION.

              The response to Item 4 of Schedule 13D, as amended by Amendment 1, is amended to add the following:

              TCSC has disposed of shares of E-Loan's Common Stock.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              The response to Item 5 of Schedule 13D, as amended by Amendment 1, is amended to replace paragraphs (a), b(ii), b(iv) and (c) with the following:

              (a) TCSC, and its subsidiary, CS&Co, are deemed to be the
                  beneficial owners of 14,410,147 shares of E-Loan Common Stock. This combined beneficial ownership represents approximately 21.54% of the outstanding Common Stock of E-Loan.

              (b)(ii)Shared power to vote or to direct the vote: 14,410,147, of which TCSC owns 6,521,147 shares of E-Loan Common Stock, and CS&Co has a warrant for 1,389,000 shares of E-Loan Common Stock exercisable at a price of $5.00 per share, and CS&Co. has a warrant for 6,500,000 shares of E-Loan Common Stock exercisable at a price of $3.75 per share (provided that, this warrant cannot be exercised unless the average of the last five closing prices per share of the E-Loan Common Stock is equal to or greater than $5.75 per share).

              (b)(iv)Shared power to vote or to direct the vote: 14,410,147, of which TCSC owns 6,521,147 shares of E-Loan Common Stock, and CS&Co has a warrant for 1,389,000 shares of E-Loan Common Stock exercisable at a price of $5.00 per share, and CS&Co. has a warrant for 6,500,000 shares of E-Loan Common Stock exercisable at a price of $3.75 per share (provided that, this warrant cannot be exercised unless the average of the last five closing prices per share of the E-Loan Common Stock is equal to or greater than $5.75 per share).

                                                           _____________________
                                                           PAGE   5 OF 6   PAGES
                                                           _____________________


              (c) In the past 60 days, TCSC has disposed of shares of E-Loan Common Stock in sales of E-Loan's Common Stock pursuant to Registration Statements on Form S-3. On September 10, 2002, TCSC disposed of 325,000 shares, at an average price per share of $1.68. On September 11, 2002, TCSC disposed of 385,000 shares, at an average price per share of $1.68. On September 12, 2002, TCSC disposed of 70,000 shares at an average price per share of $1.68, and 50,000 shares at an average price per share of $1.70. Prior to this time, between May 13 and 15, 2002, TCSC disposed of 32,500 shares at an average price of $1.25 per share.


SCHEDULE A

Schedule A of Schedule 13D is amended to delete the following:
H. Marshall Schwarz

Schedule A of Schedule 13D is amended to add or change the following:

____________________________ ___________________________ ______________________________________
Name                         Address                     Title/Occupation
____________________________ ___________________________ ______________________________________
William L. Atwell            120 Kearny Street           Executive Vice President
Executive Officer            San Francisco, CA 94108
____________________________ ___________________________ ______________________________________
Jody L. Bilney               120 Kearny Street           Executive Vice President and Chief
Executive Officer            San Francisco, CA 94108     Marketing Officer
____________________________ ___________________________ ______________________________________
John Philip Coghlan          120 Kearny Street           Vice Chairman and President - Retail
Executive Officer            San Francisco, CA 94108
____________________________ ___________________________ ______________________________________
Dawn G. Lepore               120 Kearny Street           Vice Chairman - Technology, Operations
Executive Officer            San Francisco, CA 94108     and Administration
____________________________ ___________________________ ______________________________________
Paula A. Sneed               3 Lakes Drive               Group Vice President and President
Director                     Northfield, IL 60093        of E-Commerce and Marketing Services
                                                         Kraft Foods North America, part of
                                                         Kraft Foods, Inc.
____________________________ ___________________________ ______________________________________


SCHEDULE B

Schedule B of Schedule 13D is amended to add or change the following:

____________________________ ___________________________ ______________________________________
Name                         Address                     Title/Occupation
____________________________ ___________________________ ______________________________________
William L. Atwell            120 Kearny Street           Executive Vice President - Schwab
                             San Francisco, CA 94108     Institutional, International and
                                                         Banking
____________________________ ___________________________ ______________________________________
Jody L. Bilney               120 Kearny Street           Executive Vice President and Chief
Executive Officer            San Francisco, CA 94108     Marketing Officer
____________________________ ___________________________ ______________________________________
John Philip Coghlan          120 Kearny Street           Vice Chairman and President - Retail
Executive Officer            San Francisco, CA 94108
____________________________ ___________________________ ______________________________________
Dawn G. Lepore               120 Kearny Street           Vice Chairman - Technology, Operations
Executive Officer            San Francisco, CA 94108     and Administration
____________________________ ___________________________ ______________________________________

                                                           _____________________
                                                           PAGE   6 OF 6   PAGES
                                                           _____________________


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 2002                THE CHARLES SCHWAB CORPORATION

                                          /s/CHRISTOPHER V. DODDS
                                          ______________________________________
                                          By: Christopher V. Dodds
                                              Executive Vice President and Chief
                                              Financial Officer


                                          CHARLES SCHWAB & CO., INC.

                                          /s/CHRISTOPHER V. DODDS
                                          ______________________________________
                                          By: Christopher V. Dodds
                                              Executive Vice President and Chief
                                              Financial Officer